Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAJOR TRANSACTION

IN RELATION TO ACQUISITION OF AIRCRAFT

MAJOR TRANSACTION

The Board hereby announces that on 20 October 2017 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

As the relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Acquisition will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders' approval requirements under the Listing Rules.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 50.59% of the total issued shares of the Company as at the date of this announcement, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

GENERAL

Pursuant to Rule 14.41(a) of the Listing Rules, a circular containing, amongst other things, further information on the Acquisition together with a notice convening the general meeting, shall be despatched within 15 business days after publication of this announcement (i.e. on or before 10 November 2017). As more time is required to prepare the indebtedness statement to be included in the circular, the Company has applied a waiver from strict compliance with Rule 14.41(a) of the Listing Rules from the Stock Exchange so that the despatch date of the circular can be postponed to a date on or before 22 December 2017.

On 20 October 2017 (after trading hours), the Company entered into the Boeing Aircraft Acquisition Agreement with Boeing to purchase the Boeing Aircraft from Boeing.

BOEING AIRCRAFT ACQUISITION AGREEMENT

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)	The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

8 B777-300ER and 30 B737-8 aircraft

Consideration

According to the information provided by Boeing, the catalogue price of each Boeing B777-300 and B737-8 aircraft is priced about US$317.7 million and US$103.7 million, respectively. Such catalogue price includes price for airframe and engine, which has been adjusted according to the delivery schedule.

The Boeing Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Boeing Aircraft, which is payable in cash, and determined after an arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of the substantial price concessions granted by Boeing in relation to the Boeing Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Acquisition on the operating costs of the Group.

In respect of the Acquisition, the Boeing Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Acquisition. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the Boeing Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the Acquisition and will therefore not be in the interest of the Company and its Shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Boeing Aircraft.

The Board is of the view that the extent of the price concessions granted to the Group in the Acquisition is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Acquisition and each of the previous purchase from Boeing on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Acquisition is payable by cash in United States dollars. The consideration will be partly payable by cash and partly by financing arrangements with banks or other institutions. The Boeing Aircraft will be delivered in stages to the Company during the period commencing from 2019 to 2020, of which 5 B777-300ER and 12 B737-8 aircraft will be delivered to the Company in 2019 and 3 B777-300ER and 18 B737-8 aircraft will be delivered to the Company in 2020. The total consideration will be paid to Boeing in instalments according to the respective delivery schedule for each of the relevant Boeing Aircraft from 2019 to 2020.

Source of funding

The Acquisition will be funded partly by internal resources of the Group and partly through loans or other finance arrangement by banks or other institutions. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these banks for financing the Acquisition. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any institutions for financing the Acquisition. In addition, if the Company enter into any agreement for financing the Acquisition with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

CONDITIONS PRECEDENT

The Acquisition is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders' approval,

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting in respect of the proposed resolution to approve the Acquisition.

Reasons for the Acquisition

The Directors (including the independent non-executive Directors) consider that the Acquisition is consistent with the fleet development strategy of the Group under the 13th Five-Year Plan; and the Acquisition will help to satisfy the market demand of Beijing second airport and push forward the Group’s “dual-hub” strategy, so as to enhance the competitiveness of the Group. The Boeing Aircraft will increase the ATKs of the Group by 8.1%, when compared to the ATKs of the Group as at 31 December 2016, without taking into account the adjustment according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Acquisition is in the ordinary and usual course of business of the Group, the terms of the Boeing Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Implication under the Listing Rules

As the relevant percentage ratio for the Acquisition with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Acquisition will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders' approval requirements under the Listing Rules.

The Acquisition is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder or any of their respective associates have any material interest in the Boeing Aircraft Acquisition Agreement and the Acquisition, thus no Shareholder is required to abstain from voting if the Company were to convene a general meeting for the approval of the Boeing Aircraft Acquisition Agreement and the Acquisition. The Company has obtained a written shareholder approval from CSAHC, the controlling Shareholder holding approximately 50.59% of the total issued shares of the Company as at the date of this announcement, in lieu of holding a general meeting to approve the Boeing Aircraft Acquisition Agreement and the Acquisition in accordance with Rule 14.44 of the Listing Rules.

GENERAL

Pursuant to Rule 14.41(a) of the Listing Rules, a circular containing, amongst other things, further information on the Acquisition together with a notice convening the general meeting, shall be despatched within 15 business days after publication of this announcement (i.e. on or before 10 November 2017). As more time is required to prepare the indebtedness statement to be included in the circular, the Company has applied a waiver from strict compliance with Rule 14.41(a) of the Listing Rules from the Stock Exchange so that the despatch date of the circular can be postponed to a date on or before 22 December 2017.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“Acquisition”	the acquisition of the Boeing Aircraft under the Boeing Aircraft Acquisition Agreement

“Articles of Association”	the articles of association of the Company

“available tonne kilometers” or “ATKs”	the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown

“Board”	the board of Directors

“Boeing”	the Boeing Company, the vendor to the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft”	8 B777-300ER and 30 B737-8 aircraft, the subject matter of the Boeing Aircraft Acquisition Agreement

“Boeing Aircraft Acquisition Agreement”	the aircraft acquisition agreement entered into between Boeing and the Company on 20 October 2017, pursuant to which the Company agreed to acquire and Boeing agreed to sell the Boeing Aircraft

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s) ”	share of RMB1.00 each in the capital of the Company

“Shareholder(s) ”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

20 October 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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